September 26, 2019

Ken Kuick
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, Colorado 80021

       Re: Noodles & Company
           Form 10-K for the Fiscal Year Ended January 1, 2019
           Form 10-Q for the Fiscal Quarter Ended July 2, 2019
           File No. 001-35987

Dear Mr. Kuick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure